 Exhibit 99.1

First Mining Delineates Encouraging Gold Targets at the Birch-Uchi Greenstone Belt Project and Announces Management Change

VANCOUVER, BC, July 20, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce results from its 2023 drill program focused on the advancement of its Horseshoe and Atlantis drilling targets in the Birch-Uchi Greenstone Belt Project ("BUGB Project" or the "Project") located in northwestern Ontario, Canada.  Winter drilling at the project comprised a total of eleven drill holes for 2,760 metres focused on three target areas: Saddle, Horseshoe, and Atlantis.

First drilling by the Company at the Horseshoe target included five drill holes totalling 1,589 metres which identified a significant gold mineralization system, with drill highlights including 0.48 g/t Au over 48.5 metres in drill hole HOR23-001, 0.54 g/t Au over 57 metres in drill hole HOR23-002, and 0.64 g/t Au over 24 metres and 0.45 g/t Au over 14.5 metres in drill hole HOR23-003. The Company also completed drilling at the Atlantis target which focused on EM plate modelled targets identified in the 2022 airborne geophysics campaign.

Assays for the Saddle target were previously reported and include gold intercepts of 0.92 g/t Au over 114.0 metres and 0.75 g/t Au over 58 metres (see news release dated July 6, 2023).

Project Highlights

  Initial drill program tested multiple mineralization targets within the Horseshoe target area and successfully intersected mineralization over a 260-m strike length
  Foundational data consolidation and integration with recent airborne geophysics into a preliminary 3D model to further characterize, advance and identify exploration opportunities
  BUGB Project is proving to be prospective with three of four drilled targets identifying meaningful gold mineralization
  Continued advancement and prioritization of exploration opportunities being delivered throughout the project area with opportunities for increased testing

"Our exploration efforts continue to identify and advance new resource growth opportunities within our Birch-Uchi Greenstone Belt project, as demonstrated once again by significant intercepts of meaningful widths and gold grades in our latest results from Horseshoe" stated Dan Wilton, CEO of First Mining . "The results from drilling at the Saddle, Horseshoe and Atlantis targets demonstrate robust gold endowment of this under-explored greenstone belt, all located within proximity of our Springpole Gold Project."

Figure 1: Atlantis & Horseshoe Target Locations within First Mining’s BUGB Project (CNW Group/First Mining Gold Corp.)

Table 1:  Selected Significant Drill Intercept Results at Horseshoe Target

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Target
HOR23-001	159	194	35	0.57	Horseshoe
and	221	269.5	48.5	0.48
HOR23-002	158	215	57	0.54	Horseshoe
HOR23-003	150	174	24	0.64	Horseshoe
and	183	197.5	14.5	0.45
*Reported intervals are drilled core lengths, true widths are not yet established; assay values are uncut

Horseshoe Target

The Horseshoe target is located approximately 10 kilometres east-southeast of First Mining's Springpole Gold Project (Figure 1) and is characterized by a significantly deformed and altered granodiorite intrusive unit that occurs in contact with a surrounding series of volcanic and sedimentary units of the Birch-Uchi Greenstone Belt. Mineralization is associated with increased sericite and silica alteration, moderate to intensely sheared granodiorite, higher concentrations of deformed quartz veining, and sulphides. The dominant sulphide mineralization is composed of pyrite and occurs as fine-grained to very fine-grained disseminations averaging 0.5% - 4%, with localized abundances up to 10%. Veining is typically 1 cm to 5 cm in scale with higher densities corresponding to increased silica alteration. Mineralization is interpreted to be coincident with potential subparallel shear structures, and increased sulphide mineralized areas.

The 2023 winter drilling campaign was focused on testing the preliminary 3D geological model and to target sheared, mineralized granodiorite along the Swain Deformation Zone ("SDZ") as well as its continuity down plunge.  Modelling of the SDZ proximal to the target area incorporates a series of mapped splays that are interpreted to support a dilation zone of interest considered favourable for gold mineralization (Figure 1). Drill hole HOR23-001 was drilled to test the continuity of the mineralization between historical drilled holes, with holes HOR23-002 and HOR23-003 stepping east along the SDZ and testing the extension along strike in confirming continuity in the mineralization. The first three holes (HOR23-001, HOR23-002 and HOR23-003) all returned significant gold intercepts over a strike length of 260 m, with widths ranging from 14 - 48 m (Table 1 and Table 2) which supports scaleability, and further opportunities for extension in previously untested areas.

Drill holes HOR23-004 and HOR23-005 are two step-out holes targeting an area that was highlighted by advanced geophysical modelling of the data from the Company's 2022 airborne geophysics campaign. Hole HOR23-004 was targeting the lithological contact of a historically explored gabbro body known to host polymetallic Cu-Ni mineralization with increasing geochemical gold vectors towards a modeled contact. Drilling returned a down hole significant intercept that supports the presence of gold mineralization in the interpreted area, leading to opportunity for follow-up testing in additional exploration campaigns. Drill hole HOR23-005 targeted an extension of the SDZ dilation trend where coincident with geophysical interpretation of the modelled shear. The drill hole encountered breccia units providing structural insight to the target area, however, no significant gold values were encountered.  Figure 2 shows the location of the 2023 Horseshoe drilling superimposed on the airborne geophysics imagery.

The Horseshoe target area has been a focus of recent geoscience compilation and target generation through First Mining's 2021 and 2022 exploration work programs.  First Mining's exploration team completed data review, field site investigations consisting of mapping and sampling, airborne geophysics, and the application of 3D modelling for a modernized geoscience approach to targeting. Through these work phases the Company has identified an important exploration centre with expansion opportunities and substantial future resource potential.

Figure 2: Plan view of Horseshoe 2023 Drilling with 2022 SkyTEM Airborne Geophysics Magnetic Survey (CNW Group/First Mining Gold Corp.)

Historical drilling was completed on the Horseshoe target area by previous operators, reportedly totalling 145 holes for approximately 24,000 m, with some being completed in the 1940s and more continuous exploration occurring between 1970 and 2000, which in addition to diamond drilling also included geophysics surveys, soil surveys, prospecting, mapping and trenching. Highlights from historical work programs include exploration focus of altered and deformed granodiorite which returned an interval of 16.5 m of 3.96 g/t Au in hole HSI84-008 (1984 – St Joe Canada Inc), as well as 15.0 m at 2.61 g/t Au in hole HI85-33 and 3 m at 10.97 g/t Au in hole HI85-36. Gold mineralization encountered in the historical drilling was hosted within highly silicified zones of increased quartz veining and strongly altered granodiorite consistent with the expansions and logging descriptions of First Mining. In combination with the 2023 drilling, results are indicative of a mineralization envelope that is host to significant gold potential and which will form an important focus for additional follow-up exploration.

Figure 3 shows the downhole assay results from the 2023 Horseshoe drilling which indicate the expansion of the gold mineralization beyond the original modelled zones.

Figure 3: Oblique Section View of Horseshoe 2023 Drilling against First Mining’s Original 3D Target Model (Looking South) (CNW Group/First Mining Gold Corp.)

Atlantis Target

Additional exploration of the BUGB Project during the winter program included an initial drill hole testing the Atlantis target within the Birch Property, located approximately 4 km north of First Mining's Springpole Gold Project, where several significant high-grade gold settings have been identified in previous exploration campaigns.  Historical exploration includes the discovery of centres of high-grade gold in quartz veining that is hosted within intermediate volcanics, mafic volcanics, and banded iron formation lithologies. Mineralization across the property has returned gold grades of up to 15.3 g/t Au in rock grab samples at the Canamer target (see news release January 17, 2023), towards the southeast of Atlantis during the 2022 field campaign, and historical drilling programs on the HGI target, located towards the east-southeast of Atlantis, reported grades of up to 113.94 g/t Au over 2.95 m (hole TWBL-096) and 246 g/t Au over 1 m (Hole P255A-078).

Recent airborne geophysical surveys coupled with ongoing data compilation throughout 2021 and 2022 have evolved a new series of underexplored targets for drill testing and groundwork follow-up. The Atlantis target occurs as a series of plate modeled EM conductors identified in the 2022 SkyTEM geophysical campaign, coincident with a magnetic high trend interpreted to be folded iron formation stratigraphy (Figure 4).

Figure 4: Oblique Section View of Drill Hole BIR23-001 Testing Atlantis Target (Looking West) (CNW Group/First Mining Gold Corp.)

This target was tested with one drill hole during the recent program in an effort to discover new gold mineralization in analogous structural and stratigraphic settings to other known mineralized occurrences on the property. Drill hole BIR23-001 was a technical success in that it intercepted significant quartz veining, as well as multiple zones of pyrite and pyrrhotite sulphidized iron formation stratigraphy that will provide additional vectoring within the target and property-wide area. Gold grades returned were below detection limits, with additional characterization work and target vectoring in this target area still to be completed.

Table 2:  Drill Intercept Results from the Horseshoe and Atlantis Targets

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Target
HOR23-001	22	25	3	2.01	Hoof
and	70.6	74	3.4	0.30	Horseshoe
and	159	194	35	0.57	Horseshoe
and	221	269.5	48.5	0.48	Horseshoe
including	256	256.5	0.5	4.29
HOR23-002	27	29	2	0.70	Horseshoe
and	68	72	4	0.49	Horseshoe
and	90	92	2	0.48	Horseshoe
and	105	107	2	1.35	Horseshoe
and	158	215	57	0.54	Horseshoe
including	193	203	10	0.90
including	211.06	215	3.94	1.05
HOR23-003	48.4	49.5	1.1	2.02	Hoof
and	74	75	1	1.06	Hoof
and	82	83	1	1.41	Hoof
and	100	101	1	1.00	Hoof
and	134	140	6	1.38	Horseshoe
including	135	136	1	4.49
and	150	174	24	0.64	Horseshoe
including	153.8	154.4	0.6	5.43
including	173	174	1	4.86
and	183	197.5	14.5	0.45	Horseshoe
including	195.5	197.5	2	2.23
and	217	221	4	0.94	Horseshoe
and	234	236	2	0.76	Horseshoe
and	263	268.4	5.4	0.32	Horseshoe
and	355.85	357.25	1.4	0.57	Horseshoe
HOR23-004	80	81	1	0.96	Trigger
and	272	273.65	1.65	0.46	Trigger
HOR23-005	No significant assays				Horseshoe
BIR23-001	No significant assays				Atlantis
*Reported intervals are drilled core lengths, true widths are not yet established; assay values are uncut

Table 3: Drill Hole Locations, Horseshoe and Atlantis Targets

Hole ID	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Target
HOR23-001	110	-60	331	539157	5691769	Horseshoe
HOR23-002	125	-70	310	539330	5691852	Horseshoe
HOR23-003	125	-80	395	539408	5691928	Horseshoe
HOR23-004	305	-56	275	539465	5692408	Horseshoe
HOR23-005	123	-55	278	539544	5692391	Horseshoe
BIR23-001	200	-51	329	548706	5698229	Atlantis
Note: Collar coordinates in UTM NAD 83 z15

First Mining's exploration team is continuing to analyze data from the 2023 winter drilling campaign around the Horseshoe and Atlantis targets, from which the learnings will further be incorporated into a revised and updated geological model to support continued exploration opportunities.

"Our dedicated exploration and support teams are making tremendous progress at the Birch-Uchi Project as we are continuing to push forward with mapping and sampling on a multitude of prospective areas which will uplift our database strength and support improved modelling and informed geological targeting in the district surrounding Springpole." stated James Maxwell, VP of Exploration for First Mining.

Birch-Uchi Greenstone Belt Project

First Mining's BUGB Project hosts significant district-scale exploration leverage in forming part of a consolidated >70,000 hectare mineral tenure. The property and broader greenstone belt hosts historic production centres that demonstrate a strong gold endowment and an affinity for potential new discovery.  First Mining's extensive BUGB property position is located within the Red Lake Mining District and is situated approximately 80 km east of the Red Lake Mines Complex of Evolution Mining, and 75 km northeast of Kinross Gold's Dixie Project (formerly owned by Great Bear Resources Ltd).  Geology of the region is comprised of Archean Greenstone terranes that are endowed by significant gold mineralization inclusive of orogenic and alkaline intrusion related deposit styles. Initial data compilation and validation to date has indicated that the region demonstrates an underexplored and previously fragmented exploration immaturity that is well levered to the Company's strategy of consolidation and district screening.

The Birch-Uchi Greenstone Belt hosts multiple gold mineralization styles throughout, which supports having a strong multi-discipline geoscience foundation that can be applied in an integrated and iterative targeting approach. Early targeting and vectoring elements highlight consolidated target opportunities surrounding the Springpole Gold Project.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program were sent to AGAT Laboratories in Thunder Bay and Mississauga, Ontario where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish, and multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Senior Management Change

Samir Patel, the Company's General Counsel & Corporate Secretary, will be leaving his role at First Mining, effective July 21, 2023, having notified the Company that he will be pursuing another opportunity in the mining industry.  Following Mr. Patel's departure from the Company, Lisa Peterson, the Company's CFO, will assume corporate secretary duties on an interim basis.

"We would like to thank Samir for his service and dedication to First Mining.  As one of the Company's longest standing employees, Samir has been a key part of the development of First Mining, and we wish him well in his future endeavours," stated Dan Wilton, CEO of First Mining.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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CO: First Mining Gold Corp.

CNW 07:00e 20-JUL-23